Exhibit (k)(3)

FORM

FlowStone Partners, LLC

55 Nod Road, Suite 120

Avon, CT 06001

May [26], 2020

FlowStone Opportunity Fund

55 Nod Road, Suite 120

Avon, CT 06001

312-429-2419

Ladies and Gentleman:

Reference is made to the Expense Limitation and Reimbursement Agreement (the “Agreement”) dated as of January 3, 2019, by and between FlowStone Opportunity Fund (formerly, Cresset Private Equity Opportunity Fund), a Delaware statutory trust (the “Fund”) and FlowStone Partners, LLC (as successor to Cresset SPG, LLC), a Delaware limited liability company (the “Advisor”). Capitalized terms used and not otherwise defined shall have the meaning given to them in the Agreement.

The parties hereto agree that, in order to extend the term of the Fee Reduction, Section 2 of the Agreement is hereby amended and restated as follows:

2. The Advisor agrees to waive fees payable to it by the Fund on Fund assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment (the "Fee Reduction") until December 31, 2020.

This Letter shall terminate either upon the termination of the Agreement or by the Fund’s Board of Trustees at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

FlowStone Opportunity Fund

By:
Name: Scott P. Conners
Title: President

FlowStone Partners, LLC

By:
Name: Scott P. Conners
Title: Managing Director